UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-33765

Yueda Digital Holding

(formerly known as AirNet Technology Inc.)

7545 Irvine Center Drive

Suite 200

Irvine, CA 92618

The United States

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Resignation of Director

Effective April 8, 2026, Mr. Robert Luigi Csercse resigned as an independent director of the Board of Directors (the “Board”) of Yueda Digital Holding (the “Company”), the chair of the Compliance Committee, a member of the Audit Committee, and a member of the Compensation Committee of the Board. Mr. Csercse’s resignation was not the result of any dispute or disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yueda Digital Holding

By:	/s/ Qirui Dou
Name:	Qirui Dou
Title:	Chief Executive Officer

Date: April 10, 2026

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